

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 22, 2009

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re: ML Transtrend DTP Enhanced FuturesAccess LLC**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-52701**

Dear Mr. Ferri:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. Confirm that you will include similar disclosure in future filings.

General Development of Business, page 1

2.   Please provide us with a more detailed description of Transtrend's trading program and investment objectives. Explain whether the trading program implemented by Transtrend is systematic or discretionary and whether there were

any material changes to the trading program in the last fiscal year. Provide similar disclosure in future filings.

Description of Current Charges, page 4

3.   We note your disclosure that the table under this subheading does not reflect bid-ask spreads paid on your forward contracts. Please tell us why you have omitted this disclosure.

4.   Please revise your description of annual performance fees in future filings to include the definition of New Trading Profits.

Regulation, page 6

5.   Please expand your disclosure to describe in more detail the regulatory provisions applicable to your business. For example, to the extent material, please provide a discussion of any CFTC-mandated net capital requirements, position limits, and other trading restrictions. Similarly, describe any position limits and other regulations imposed by the exchanges. Provide this disclosure in future filings and tell us how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

6.   Please revise future filings to include a discussion of changes in your net asset value from period to period and quantify those changes. Also, describe in more detail and quantify the impact of changes in interest rates on NAV. We note the general description of interest income as a component of profitability on page 25. Please tell us how you plan to comply.

Liquidity; Capital Resources, page 25

7.   Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

8.   Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments. If the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

                                    *   *   *   *

Mr. Justin C. Ferri
ML Transtrend DTP Enhanced FuturesAccess LLC
September 22, 2009
page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director